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                     [Debevoise & Plimpton LLP Letterhead]

                                                                     May 4, 2007

VIA EDGAR AND HAND DELIVERY
---------------------------

Ms. Pamela A. Long
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549-7010
Mail Stop 3561

Re:  RSC Holdings Inc.
     Registration Statement on Form S-1
     Filed February 13, 2007
     File No. 333-140644

Dear Ms. Long:

This letter sets forth the responses of RSC Holdings Inc. (the "Company") to the comments contained in your letter, dated May 3, 2007, relating to Amendment No. 3 to the Registration Statement on Form S-1 (the "Registration Statement") of the Company filed with the Securities and Exchange Commission (the "Commission") on April 26, 2007. The comments of the Commission are set forth in bold/italics and the Company's responses are set forth in plain text immediately following each comment.

The Company is filing, via EDGAR, Amendment No. 4 to the Registration Statement ("Amendment No. 4"). Enclosed with the paper copy of this letter are three copies of a clean version of Amendment No. 4 and three copies of a blacklined version of Amendment No. 4, marked to show all changes from Amendment No. 3 filed with the Commission on April 26, 2007. Page references in the responses below are to the blacklined version of Amendment No. 4.

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Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 18
-----------------------------------------------------------------

1. Where more than one pro forma adjustment affects a single line item, please separately present each pro forma adjustment.

In response to the Staff's comment, the Company has revised the disclosure on page 37.

Annual Performance Incentive, page 81
-------------------------------------

2.   Refer to prior comment 1.  We understand that:

     o In 2006 Messrs. Foster, Graham, and Ledlow were eligible to receive quarterly variable compensation payments ranging from 35% at target to 50% at maximum of earned base salary for the quarter based on the achievement of two key financial metrics.

     o The portion of the variable compensation awards based on the achievement of the EBIT% target for Messrs. Foster, Graham, and Ledlow were $23,620, $22,741, and $26,560 for the first quarter of 2006 and $22,247,
        $21,745, and 522,767 for the second quarter of 2006.



     Please clarify whether the amounts in the second bullet point represent 35% of each officer's earned base salary for the quarters.

In response to the Staff's comment, the Company has revised the disclosure on page 82.

3. We assume the target EBIT and Revenue Growth percentages shown in the quarterly tables for Messrs. Foster, Graham, and Ledlow are the percentages of these financial metrics that the company had to achieve in order for the officers to receive bonus compensation for those quarters. We are uncertain, however, about the columns labeled "Actual" because the amounts vary for each officer. This suggests that the "Actual" column is intended to depict something other than the company's actual performance on those measures for each quarter. Please clarify the meaning of this column.

In response to the Staff's comment, the Company respectfully advises the Staff that the columns labeled "Actual" reflect the Company's actual performance for Messrs. Olsson and Sawottke and the applicable regions' actual performance for Messrs. Foster, Graham and Ledlow. The Company has revised the disclosure on pages 81 and 82 to reflect this change.




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Security Ownership of Certain Beneficial Owners, Management and Selling
Stockholders, page 92
---------------------

4. Describe briefly how each selling stockholder acquired the shares being offered for resale.

In response to the Staff's comment, the Company has revised the disclosure on pages 94 and 95 to indicate that Ripplewood and Oak Hill acquired, and ACF retained, approximately 42.735%, 42.735% and 14.53%, respectively, of the Company's shares of common stock in connection with the Recapitalization. Each of the selling shareholders is selling a portion of such shares in connection with this initial public offering.

5. Indicate the nature of any position, office, or other material relationship which each selling stockholder has had within the past three years with RSC or any of its predecessors or affiliates. See Item 507 of Regulation S-K.

In response to the Staff's comment, the Company has revised the disclosure on pages 94 and 95.

6. Describe briefly any continuing relationship of RSC with each selling stockholder.

In response to the Staff's comment, the Company has revised the disclosure on page 94.

7. As applicable, expand the disclosure to include all compensation fees paid or payable under financing agreements with selling stockholders. We note the disclosure on page 96 that RSC paid Ripplewood and Oak Hill a fee of $20 million each for direct acquisition and finance related services.

In response to the Staff's comment, the Company has revised the disclosure on page 94 to reflect the fees paid to Ripplewood and Oak Hill in connection with the monitoring and transaction agreements.

8. Confirm that none of the selling stockholders is a broker-dealer or a broker-dealer's affiliate.

In response to the Staff's comment, the Company respectfully advises the Staff that none of the selling stockholders is a broker-dealer or a broker-dealer's affiliate.



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9.   We note the addition of Mr. Cohen to the table and footnote (5). If Mr.
     Cohen has or shares voting or dispositive control of the shares owned by Atlas Copco Finance S.a.r.l., please include those shares opposite his name in the table. You may then given the number of shares held by Atlas Capco and disclaim beneficial ownership of them in the footnote.

In response to the Staff's comment, the Company respectfully advises the Staff that Mr. Cohen does not have or share voting or dispositive control of the shares owned by ACF.

Statement of Stockholders' Equity (Deficit), page F-5
-----------------------------------------------------

10. We have reviewed your responses to comments 2 and 4. Please provide us with additional explanation to help us understand why the use of pre-split numbers cannot be avoided.

In response to the Staff's comment, the Company has revised the disclosure throughout Amendment No. 4 to eliminate the use of pre-split numbers.

11. We have reviewed your response to comment 2. Reflecting the share cancellation as a 1-for-3.69 reverse stock split creates the impression that you repurchased shares from Group and then resold them immediately at a substantially lower price to the Sponsors. Accordingly, we continue to believe that reflecting the equivalent of a 1-for-3.69 reverse stock split does appear to be appropriate. Please revise your presentation to eliminate the 1-for-3.69 reverse stock split or provide us with new information to help us understand why you believe this presentation is appropriate.

In response to the Staff's comment, the Company has revised the disclosure throughout Amendment No. 4 to eliminate the 1 for 3.69 reverse stock split.

12. Please revise your filing to give retroactive effect to the stock split that will occur in conjunction with your initial public offering.

In response to the Staff's comment, the Company has revised the disclosure throughout Amendment No. 4 to give effect to the 37.435 for 1 stock split that will occur in connection with the initial public offering.



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                           *       *       *       *

     If you have any questions regarding this letter, please do not hesitate to call Matthew E. Kaplan at (212) 909-7334 or Shahm M. Al-Wir at (212) 909-6334.

                                             Sincerely,

                                             /s/ Matthew E. Kaplan
                                             ----------------------
                                             Matthew E. Kaplan


cc:  Kevin J. Groman, Esq.
           RSC Holdings Inc.
     Donald A. Wagner
           Ripplewood Holdings L.L.C.
     Edward Dardani
           Oak Hill Capital Management, LLC
     Craig J. Isakson
           KPMG LLP
     William B. Gannett, Esq.
           Cahill Gordon & Reindell LLP


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